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                                                   (MAYER BROWN ROWE & MAW LOGO)

May 3, 2006                                         Mayer, Brown, Rowe & Maw LLP
                                                           71 South Wacker Drive
                                                    Chicago, Illinois 60606-4637
                                                         Main Tel (312) 782-0600
                                                         Main Fax (312) 701-7711
                                                          www.mayerbrownrowe.com

BY EDGAR & UPS

Securities and Exchange Commission
Division of Corporate Finance
Attention: Mark P. Shuman, Branch Chief - Legal
100 F Street, N.E.
Washington, D.C. 20549

Re: CommVault Systems, Inc. Registration Statement on Form S-1
    (File No. 333-132550)

Dear Mr. Shuman:

     This letter responds to the Staff's comment letter, dated April 13, 2006, addressed to N. Robert Hammer, Chairman, President and Chief Executive Officer of CommVault Systems, Inc. ("CommVault"), related to the above-referenced filing. CommVault's responses to the Staff's comments are set forth herein. To facilitate the Staff's review, CommVault's responses are set forth below the headings and numbered comments used in the Staff's comment letter, which are reproduced in bold face text. The supplemental materials referenced herein will accompany the hard copy of this letter, which has been forwarded to you via overnight courier. CommVault is contemporaneously filing an amended Form S-1.

REGISTRATION STATEMENT ON FORM S-1

1. WE WILL PROCESS THIS FILING AND YOUR AMENDMENTS WITHOUT PRICE RANGES. SINCE THE PRICE RANGE TRIGGERS A NUMBER OF DISCLOSURE MATTERS, WE WILL NEED SUFFICIENT TIME TO PROCESS THE AMENDMENT WHEN IT IS INCLUDED. PLEASE UNDERSTAND THAT ITS EFFECT ON DISCLOSURE THROUGHOUT THE DOCUMENT MAY CAUSE US TO RAISE ISSUES ON AREAS NOT PREVIOUSLY COMMENTED UPON.

Noted.

2. WE NOTE A NUMBER OF BLANK SPACES THROUGHOUT YOUR REGISTRATION STATEMENT FOR INFORMATION THAT YOU ARE NOT ENTITLED TO OMIT UNDER RULE 430A. EXAMPLES OF OMITTED INFORMATION YOU MUST PROVIDE INCLUDE THE NUMBER OF SHARES TO BE OFFERED AND THE NUMBER OF SHARES TO BE SOLD BY SELLING STOCKHOLDERS ON THE COVER. ANY PRELIMINARY PROSPECTUS SHOULD FILL IN ALL BLANKS THROUGHOUT THE REGISTRATION STATEMENT EXCEPT FOR THE SPECIFIC INFORMATION THAT RULE 430A ALLOWS YOU TO OMIT, AND SHOULD BE PART OF A PRE-EFFECTIVE AMENDMENT. PLEASE SEE SECTION II.A.7 OF RELEASE NO. 33-6714. ALSO, CONFIRM THAT YOU HAVE NOT CIRCULATED COPIES OF THE REGISTRATION STATEMENT AND WILL

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Mayer, Brown, Rowe & Maw LLP

Securities and Exchange Commission
May 3, 2006
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     NOT CIRCULATE UNTIL YOU INCLUDE AN ESTIMATED PRICE RANGE AND MAXIMUM NUMBER
     OF SHARES, AND ALL OTHER INFORMATION EXCEPT INFORMATION YOU MAY EXCLUDE IN RELIANCE UPON RULE 430A.

Prior to circulating a preliminary prospectus, information that is currently blank but not permitted to be omitted pursuant to Rule 430A will be filled in.

3. IF THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT IS DELAYED, UPDATE THE FINANCIAL STATEMENTS PURSUANT TO RULE 3-12 OF REGULATION S-X.

Noted.

INSIDE FRONT COVER PAGE

4. WE NOTE THAT YOUR GRAPHIC ARTWORK CONTAINS EXTENSIVE NARRATIVE TEXT, WHICH IN SOME INSTANCES APPEARS TO NOT OTHERWISE BE DISCUSSED IN YOUR PROSPECTUS. FOR EXAMPLE, THE TERM "UNIFIED DATA MANAGEMENT SOFTWARE" DOES NOT APPEAR TO BE DISCUSSED OR EXPLAINED ELSEWHERE IN YOUR PROSPECTUS. PLEASE LIMIT YOUR GRAPHIC ARTWORK TO A PICTORIAL OR GRAPHIC REPRESENTATION OF YOUR PRODUCTS OR BUSINESS AND USE TEXT ONLY TO THE EXTENT NECESSARY TO EXPLAIN BRIEFLY THE VISUALS IN THE PRESENTATION. THE TEXT SHOULD NOT BE EXCESSIVE OR OVERWHELM THE VISUAL PRESENTATION. PLEASE REFER TO SECTION VIII OF OUR MARCH 31, 2001 UPDATE TO OUR CURRENT ISSUES AND RULEMAKING PROJECTS OUTLINE FOR ADDITIONAL GUIDANCE AND REVISE ACCORDINGLY.

The prospectus has been revised as requested. CommVault believes the remaining text is necessary to explain the visuals presented in the graphic.

PROSPECTUS SUMMARY, PAGE 1

5. PLEASE PROVIDE US SUPPORT FOR YOUR STATEMENT, IN THIS SUMMARY AND ELSEWHERE IN THE PROSPECTUS, THAT YOU ARE "A LEADING GLOBAL PROVIDER OF DATA MANAGEMENT SOFTWARE APPLICATIONS AND RELATED SERVICES." ADDITIONALLY, EXPAND YOUR DISCLOSURE TO STATE CONCISELY THE BASIS ON WHICH THE LEADERSHIP CLAIM IS MADE. IN YOUR RESPONSE TELL US HOW YOU COMPARE TO YOUR COMPETITORS IN QUANTITATIVE OR QUALITATIVE TERMS AND CONSIDER APPROPRIATE DISCLOSURE IN THIS RESPECT.

The requested documentation is located behind Tab A in the binder of supplemental materials accompanying this filing. The prospectus has been revised to include the requested disclosure.

6. WE NOTE YOUR LIST OF CUSTOMERS HERE AND ELSEWHERE IN YOUR PROSPECTUS. PLEASE DISCLOSE THE CRITERIA YOU USED TO DETERMINE WHICH OF YOUR CUSTOMERS WERE TO BE DISCLOSED IN THE PROSPECTUS.

The prospectus has been revised to include the requested disclosure.

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Securities and Exchange Commission
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7.   WITH RESPECT TO ANY THIRD-PARTY STATEMENTS IN YOUR PROSPECTUS SUCH AS THE
     MARKET INFORMATION BY THE INTERNATIONAL DATA CORPORATION AND GARTNER PRESENTED HERE, PLEASE PROVIDE US WITH SUPPORT FOR SUCH STATEMENTS. TO EXPEDITE OUR REVIEW, PLEASE CLEARLY MARK EACH SOURCE TO HIGHLIGHT THE APPLICABLE PORTION OR SECTION CONTAINING THE STATISTIC AND CROSS-REFERENCE IT TO THE APPROPRIATE LOCATION IN YOUR PROSPECTUS. ALSO, TELL US WHETHER THE SOURCE OF EACH STATISTIC IS PUBLICLY AVAILABLE WITHOUT COST OR AT A NOMINAL EXPENSE.

The requested documentation is located behind Tab B in the binder of supplemental materials accompanying this filing. The sources are not publicly available without cost or at a nominal expense.

8. YOU STATE HERE ON PAGE 3 AND ELSEWHERE THAT YOU INTEND "TO INTRODUCE NEW SOFTWARE APPLICATIONS BEYOND THE TRADITIONAL DATA AND STORAGE MANAGEMENT CATEGORY." PLEASE PROVIDE A CONCISE DESCRIPTION HERE AND A MATERIALLY COMPLETE DISCUSSION ELSEWHERE, AS APPROPRIATE, ON THE MARKETS YOU ARE PLANNING TO EXPAND INTO AS WELL AS ANY DEVELOPMENT YOU ARE CURRENTLY UNDERTAKING TO FACILITATE SUCH AN EXPANSION.

The disclosure has been revised to clarify that CommVault will continuously enhance existing product offerings and develop new product offerings within the data and storage management field.

9. WE NOTE THAT YOUR USE OF TERMS SUCH AS "STORAGE RESOURCE DISCOVERY AND USAGE TRACKING," "DATA CLASSIFICATION," "STORAGE ARRAYS," "TIERED STORAGE INFRASTRUCTURES," AND "STORAGE AREA NETWORKS (SANS) AND NETWORK-ATTACHED STORAGE (NAS)." PLEASE KEEP IN MIND OUR PLAIN ENGLISH PRINCIPLES REGARDING THE USE OF INDUSTRY JARGON AND TERMS UNFAMILIAR TO THE AVERAGE INVESTOR. PLEASE REFER TO SECTION VIII OF OUR MARCH 31, 2001 UPDATE TO OUR CURRENT ISSUES AND RULEMAKING PROJECTS OUTLINE FOR ADDITIONAL GUIDANCE.

The prospectus has been revised to include additional clarifying language.

TRANSACTIONS IN CONNECTION WITH THE OFFERING, PAGE 4

10. PLEASE ELABORATE HERE AND ELSEWHERE IN YOUR PROSPECTUS ON THE BASIS FOR THE DETERMINATION OF THE $47 MILLION TO BE PAID TO HOLDERS OF SERIES A, B, C, D AND E PREFERRED STOCK IN ADDITION TO ACCUMULATED AND UNPAID DIVIDENDS UPON THE CONVERSION OF SUCH PREFERRED STOCK. ARE THESE PAYMENTS REQUIRED UNDER THE TERMS OF THE PREFERRED STOCK SERIES IN THE CHARTER?

The prospectus has been revised to include the requested disclosure.

11. PLEASE PROVIDE US YOUR ANALYSIS REGARDING THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT ON WHICH YOU ARE RELYING FOR THE ISSUANCE OF

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Securities and Exchange Commission
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     COMMON STOCK UPON CONVERSION OF YOUR CURRENTLY OUTSTANDING PREFERRED STOCK,
     PARTICULARLY YOUR SERIES A, B, C, D AND E PREFERRED STOCK. PLEASE ADVISE US WHETHER THE COMMITMENT TO EFFECT SUCH CONVERSION WAS UNCONDITIONAL AND BINDING PRIOR TO THE FILING OF YOUR REGISTRATION STATEMENT AND WHETHER ANY ADDITIONAL CONSIDERATION OR NEGOTIATION WAS UNDERTAKEN TO CAUSE THE CONVERSION OF YOUR PREFERRED STOCK TO OCCUR UPON THE OFFERING. PLEASE FILE YOUR CURRENT CHARTER AND ANY OTHER APPLICABLE AGREEMENTS WITH RESPECT TO
     THE RIGHTS OF YOUR PREFERRED STOCK AS EXHIBITS TO YOUR REGISTRATION STATEMENT.

The conversion of the Series A, B, C, D and E preferred stock is exempt from the registration requirements of the Securities Act of 1933 by Section 3(a)(9) of that Act. By its terms, each share of Series A, B, C, D and E preferred stock is convertible into four shares of common stock (on a pre-reverse split basis) and $14.85 in cash. By letter agreement, dated February 8, 2002, the holders of the A, B, C, D and E preferred stock agreed to convert their shares of preferred stock into shares of common stock and cash upon the closing of an initial public offering that results in net proceeds of at least $40 million at a price per share of common stock of at least $6.26 (on a pre-reverse split basis). No additional consideration has been offered to the holders of the Series A, B, C, D or E preferred stock to induce them to convert their shares of preferred stock, nor have there been any further negotiation with those holders to cause the conversion of the preferred stock, in connection with this initial public offering. The Certificate of Incorporation and other applicable agreements relating to the rights of the preferred stock have been filed as exhibits to the Registration Statement.

12. PLEASE PROVIDE US YOUR DETAILED ANALYSIS AS TO WHY YOUR CONCURRENT PRIVATE PLACEMENT SHOULD NOT BE INTEGRATED WITH YOUR PUBLIC OFFERING. WE NOTE THAT THE PRIVATE PLACEMENT HAS NOT BEEN SOLELY LIMITED TO QUALIFIED INSTITUTIONAL BUYERS OR INSTITUTIONAL ACCREDITED INVESTORS. PLEASE FURTHER ADVISE US WHETHER YOU PLAN TO REGISTER ANY OF THE SHARES SOLD IN THE CONCURRENT PRIVATE PLACEMENT IN THIS REGISTRATION STATEMENT FOR RESALE ON BEHALF OF ANY INVESTOR.

The sales to investors in the concurrent private placement are exempt from the registration requirements of the Securities Act by Section 4(2) of the Act. CommVault believes that each of the purchasers:

     -    is sophisticated;

     -    can withstand the entire loss of its investment;

     - had the opportunity to ask questions of CommVault and receive responses; and

     - understands that the shares of common stock that it will purchase have not been registered under the Securities Act and can only be sold if registered under the Securities Act or in transactions exempt from registration.

Each of the purchasers is an existing CommVault stockholder and the offer was made to the purchasers as a result of preemptive rights that they acquired when they purchased shares of

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Securities and Exchange Commission
May 3, 2006
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CommVault preferred stock. CommVault did not engage in any general solicitation or general advertising of investors in connection with the concurrent private placement.

Prior to CommVault filing the registration statement, each investor irrevocably committed to purchase the shares of common stock in the concurrent private placement and the closing of the sale is not subject to any conditions within the control of any of the purchasers. As a result, the sale is exempt by under
Section 4(2) of the Securities Act and Rule 152 thereunder, and therefore should not be integrated with the initial public offering. See Black Box Incorporated (avail. June 26, 1990).

CommVault is not registering for resale pursuant to this registration statement any of the shares to be sold in the concurrent private placement.

RISK FACTORS

13. PLEASE INCLUDE A DISCUSSION REGARDING THE RISKS RELATED TO ANY CONFLICTS THAT MAY EXIST AS A RESULT OF CREDIT SUISSE'S INTEREST IN YOU AND THEIR ROLE AS AN UNDERWRITER IN YOUR OFFERING. THE RETENTION OF A QUALIFIED INDEPENDENT UNDERWRITER TO ESTABLISH A MAXIMUM PRICE AND TO CONDUCT DUE DILIGENCE IN THE OFFERING PROCESS DOES NOT ELIMINATE THE POTENTIAL CONFLICT. THE RISK FACTOR SHOULD BE CLEAR IN CONCISELY DESCRIBING THE INTEREST OF CREDIT SUISSE AS A DIRECT OR INDIRECT PREFERRED STOCK HOLDER AS WELL AS THE SECURITIES AND OTHER CONSIDERATION IT WILL RECEIVE (DIRECTLY AND INDIRECTLY).

The prospectus has been revised to include the requested disclosure. See "Risk Factors - Credit Suisse Securities (USA) LLC, an underwriter in this offering, has an interest in the successful completion of this offering beyond the underwriting discounts and commissions it will receive."

WE ANTICIPATE THAT AN INCREASING PORTION OF OUR REVENUES WILL DEPEND . . ., PAGE 12

14. PLEASE DISCLOSE THE PORTION OF YOUR REVENUES THAT IS GENERATED BY YOUR ARRANGEMENTS WITH ORIGINAL EQUIPMENT MANUFACTURERS. WE NOTE YOUR DISCLOSURE OF THE PORTION OF YOUR REVENUES GENERATED BY YOUR ARRANGEMENTS WITH DELL.

The prospectus has been revised to include the requested disclosure.

15. THE AGREEMENTS GOVERNING YOUR RELATIONSHIP WITH DELL REPRESENT 18 PERCENT OF YOUR REVENUES FOR THE NINE MONTHS ENDED DECEMBER 31, 2005. PLEASE FILE THE AGREEMENTS WITH DELL AND ANY OTHER CUSTOMERS THAT REPRESENT OVER 10 PERCENT OF YOUR REVENUES AS EXHIBITS OR ADVISE WHY YOU ARE NOT REQUIRED TO FILE THESE EXHIBITS. PLEASE SEE ITEM 601(B)(10)(II)(B) OF REGULATION S-K. FURTHER, PLEASE DISCLOSE THE DURATION OF YOUR RELATIONSHIPS WITH YOUR SIGNIFICANT CUSTOMERS HERE OR ELSEWHERE IN YOUR PROSPECTUS, AS APPROPRIATE.

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Securities and Exchange Commission
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CommVault has not filed the Dell agreements as exhibits because it does not believe its arrangements with Dell are material contracts under Item 601(b)(10) of Regulation S-K. Original equipment manufacturing and reseller agreements are the type of agreements that ordinarily accompany the kind of business conducted by CommVault and CommVault does not believe its business is substantially dependent upon its arrangements with Dell such that disclosure of the agreements is required pursuant to Item 601(b)(10)(ii)(B). As noted in the risk factors, Dell is under no obligation to ship systems incorporating CommVault's software applications and has no obligation to recommend or offer CommVault's software applications exclusively or at all. There are no minimum sales requirements in CommVault's agreements with Dell and Dell can terminate the relationship at any time or can elect to stop selling CommVault's software without terminating the agreements. See "Risk Factors - We anticipate that an increasing portion of our revenues will depend on our arrangements with original equipment manufacturers that have no obligation to sell our software applications, and the termination or expiration of these arrangements or the failure of original equipment manufacturers to sell our software applications would have a material adverse effect on our future revenues and results of operations."

The original equipment manufacturers are not the customers. The end users to whom the original equipment manufacturers sell the software are the customers. CommVault believes that a discussion of the duration of its relationships with its original equipment manufacturers in this risk factor is not material and potentially misleading because, as discussed above, there are no minimum sales requirements under the original equipment manufacturing agreements, such agreements may be terminated at any time and any original equipment manufacturer may elect to stop selling CommVault's software without terminating its agreement with CommVault.

WE RELY ON INDIRECT SALES CHANNELS . . ., PAGE 14

16. PLEASE IDENTIFY ANY RESELLERS THAT REPRESENT OVER 10 PERCENT OF YOUR REVENUES. AS SUGGESTED ABOVE, IT APPEARS YOU WOULD BE SUBSTANTIALLY DEPENDENT UPON ANY AGREEMENTS WITH SUCH RESELLERS AND THAT YOU WOULD NEED TO FILE THOSE EXHIBITS PURSUANT TO ITEM 601(B)(10)(II)(B) OF REGULATION S-K.

The prospectus has been revised to include the requested disclosure. Please note the response to Comment 15 with respect to the reseller agreement with Dell.

SALES OF ONLY A FEW OF OUR SOFTWARE APPLICATIONS MAKE UP A SUBSTANTIAL PORTION . .. ., PAGE 14

17. PLEASE ELABORATE HERE AND ELSEWHERE IN YOUR PROSPECTUS SUCH AS IN MANAGEMENT'S DISCUSSION AND ANALYSIS AND BUSINESS, AS APPROPRIATE, WHAT SOFTWARE APPLICATIONS ARE MATERIAL TO YOUR BUSINESS AND THE PORTION OF YOUR REVENUES REPRESENTED BY SUCH APPLICATIONS.

The prospectus has been revised to include the requested disclosure.

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Securities and Exchange Commission
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WE ENCOUNTER LONG SALES AND IMPLEMENTATION CYCLES . . ., PAGE 15

18. PLEASE ELABORATE ON THE TYPICAL OR AVERAGE AMOUNT OF TIME INVOLVED IN YOUR SALES AND IMPLEMENTATION CYCLES.

CommVault does not track the requested information in sufficient detail to provide meaningful disclosure. CommVault believes, based on anecdotal observation, that typical sales cycles range from 30 days to over a year. The length of a sales cycle varies significantly based on a number of factors, which are disclosed in the prospectus. See "Risk Factors - We encounter long sales and implementation cycles, particularly for our larger customers, which could have an adverse effect on the size, timing and predictability of our revenues."

OUR SERVICES REVENUE PRODUCES LOWER GROSS MARGINS THAN OUR LICENSE REVENUE . . .., PAGE 16

19. PLEASE DETAIL IN THIS RISK FACTOR THE GROSS MARGIN OF YOUR SERVICES AND LICENSE REVENUES IN ORDER TO PROVIDE A CONTEXT FOR THE RISK BEING DISCUSSED.

The prospectus has been revised to include the requested disclosure.

WE CANNOT PREDICT OUR FUTURE CAPITAL NEEDS . . ., PAGE 20

20. PLEASE DISCLOSE WHETHER YOU PRESENTLY HAVE ANY PLANS, PROPOSALS OR ARRANGEMENTS TO ACQUIRE A BUSINESS, TECHNOLOGY, PRODUCT OR SERVICE. IF SO, PLEASE DISCLOSE BY INCLUDING MATERIALLY COMPLETE DESCRIPTIONS OF THE FUTURE ACQUISITION HERE OR ELSEWHERE IN YOUR PROSPECTUS. IF NOT, PLEASE STATE THAT YOU HAVE NO SUCH PLANS, PROPOSALS, OR ARRANGEMENTS, WRITTEN OR OTHERWISE, AT THIS TIME.

The prospectus has been revised to include the requested disclosure.

APPROXIMATELY % OF OUR OUTSTANDING COMMON STOCK HAS BEEN DEPOSITED . . ., PAGE
23

21. PLEASE ELABORATE HERE AND IN YOUR LATER DISCUSSION REGARDING THE VOTING TRUST ON HOW THE TRUSTEE DETERMINES WHETHER TO VOTE THE SHARES HELD IN TRUST. DOES THE VOTING TRUSTEE HAVE A CONTRACTUAL OBLIGATION TO SOLICIT THE VIEWS OF THE HOLDERS OF BENEFICIAL INTEREST IN THE TRUST? WE NOTE THAT IN CERTAIN ACTIONS THE EFFECT OF A NON-VOTE BY THE TRUSTEE WOULD BE THE EQUIVALENT OF A VOTE AGAINST THE MATTER.

The prospectus has been revised to include the requested disclosure.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW, PAGE 35

22. WE NOTE YOUR DISCLOSURE REGARDING THE MANAGEMENT BUYOUT IN MAY 1996 FUNDED BY DONALDSON, LUFKIN & JENRETTE MERCHANT BANKING AND THE SPROUT GROUP. AS PROCEEDS FROM THIS OFFERING WILL BE USED TO SATISFY OBLIGATIONS FROM YOUR FINANCING

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Securities and Exchange Commission
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     TRANSACTIONS, PLEASE INCLUDE A MATERIALLY COMPLETE DISCUSSION OF THE
     CURRENT FINANCING ARRANGEMENTS AND CONCISELY EXPLAIN HOW THEY RELATE TO THE BORROWINGS ASSOCIATED WITH THE BUYOUT. PLEASE ALSO PROVIDE A SUMMARY DISCUSSION WITH RESPECT TO THESE FINANCING TRANSACTIONS IN YOUR DISCUSSION ON PAGE 4 OF YOUR SUMMARY INCLUDING DISCLOSURE OF THE AMOUNT INVESTED FOR THE SERIES A, B, C, D AND E PREFERRED STOCK.

CommVault financed the management buyout in May 1996 solely through the private placement of its Series A preferred stock. CommVault issued approximately $30.7 million of Series A preferred stock of which approximately $25 million was paid to Lucent in connection with the buyout. There were no borrowings associated with the transaction. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

23. MANAGEMENT'S DISCUSSION AND ANALYSIS SHOULD INCLUDE DISCLOSURE BASED ON CURRENTLY KNOWN TRENDS, EVENTS AND UNCERTAINTIES THAT ARE REASONABLY EXPECTED TO HAVE MATERIAL EFFECTS UPON YOU. IN THIS REGARD, WE NOTE YOUR DISCUSSION IN RISK FACTORS REGARDING THE RISK OF INCREASING SERVICES REVENUE AND ITS EFFECT ON YOUR GROSS MARGINS AS WELL AS THE FACT THAT A FEW SOFTWARE APPLICATIONS MAKE UP A SIGNIFICANT PORTION OF YOUR REVENUES. PLEASE DISCUSS ANY KNOWN MATERIAL TRENDS RELATING TO THE GROWTH OF YOUR SERVICES REVENUE. PLEASE ALSO DISCUSS WHEN THE SIGNIFICANT SOFTWARE APPLICATIONS ARE SUBJECT TO OBSOLESCENCE AND ANY PLANS TO UPDATE SUCH APPLICATIONS, IF NECESSARY. PLEASE QUANTIFY THE EXPECTED EFFECTS OF THESE AND OTHER KNOWN, MATERIAL TRENDS, EVENTS AND UNCERTAINTIES ON YOUR FUTURE RESULTS TO THE EXTENT POSSIBLE. PLEASE SEE SECTION III.B.3 OF RELEASE NO. 33-8350 FOR ADDITIONAL GUIDANCE.

The prospectus has been revised to include the requested disclosure. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - History and Background, -Sources of Revenues, and - Results of Operations."

24. PLEASE DISCUSS THE PORTIONS OF YOUR REVENUES ATTRIBUTABLE TO DIRECT AND INDIRECT SALES AND WHETHER YOU HAVE ANY PLANS TO FOCUS GROWTH AND DEVELOPMENT ON ONE AS OPPOSED TO THE OTHER.

The prospectus has been revised to include the requested disclosure. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Sources of Revenues."

CRITICAL ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE 36

25. AS PRESENTED, THE CRITICAL ACCOUNTING POLICY FOR REVENUE RECOGNITION IS A RESTATEMENT OF THE POLICY IN THE NOTES TO THE FINANCIAL STATEMENTS AND DOES NOT SERVE AS A SUPPLEMENT TO THE NOTES OF THE FINANCIAL STATEMENTS. THE CRITICAL ACCOUNTING POLICY

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Securities and Exchange Commission
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     FOR REVENUE RECOGNITION SHOULD DESCRIBE HOW ESTIMATES AND RELATED
     ASSUMPTIONS WERE DERIVED, HOW ACCURATE THE ESTIMATES AND ASSUMPTIONS HAVE BEEN IN THE PAST, AND WHETHER THE ESTIMATES AND ASSUMPTIONS ARE REASONABLY LIKELY TO CHANGE IN THE FUTURE. YOU SHOULD PROVIDE QUANTITATIVE AS WELL AS QUALITATIVE INFORMATION WHEN INFORMATION IS REASONABLY AVAILABLE. SEE RELEASE NO. 33-8350 AND REVISE AS APPROPRIATE.

The prospectus has been revised to include the requested disclosure. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies - Revenue Recognition."

STOCK-BASED COMPENSATION, PAGE 37

26. PLEASE TELL US IF YOU CONSIDERED THE GUIDANCE PROVIDED BY THE AICPA PRACTICE AID "VALUATION OF PRIVATELY-HELD-COMPANY EQUITY SECURITIES ISSUED AS COMPENSATION" TO DETERMINE THE FAIR VALUE OF YOUR COMMON STOCK FOR ALL OPTIONS.

CommVault considered the guidance provided by the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" and believes its internal valuation model contains many of the concepts included in the AICPA Practice Aid such as direct comparison to similar enterprises, consideration of a marketability discount and the evaluation of the preferential rights associated with preferred stockholders. CommVault concluded that its internal valuation model, which is built upon revenue and earnings multiples of a comparable group of public data storage/management software companies, serves as a reasonable basis for establishing the fair market value of its common stock.

27. WE NOTE THAT YOU DID NOT OBTAIN A CONTEMPORANEOUS VALUATION BY AN UNRELATED SPECIALIST BECAUSE YOU BELIEVE THAT YOUR INTERNAL VALUATION WAS SUFFICIENT. WE FURTHER NOTE THAT YOU BASED THE VALUATION ON REVENUES OR EARNINGS MULTIPLES OF COMPARABLE COMPANIES AND APPLIED A DISCOUNT. PLEASE REVISE TO ADDRESS THE FOLLOWING:

     - DISCUSS EACH SIGNIFICANT FACTOR CONTRIBUTING TO THE DIFFERENCE BETWEEN THE FAIR VALUE AS OF THE DATE OF EACH GRANT AND THE ESTIMATED OFFERING PRICE; AND

     - COMPLETE YOUR DISCLOSURE ON THE INTRINSIC VALUE OF OUTSTANDING VESTED AND UNVESTED OPTIONS BASED ON THE ESTIMATED OFFERING PRICE AND THE OPTIONS OUTSTANDING AS OF THE MOST RECENT BALANCE SHEET DATE PRESENTED IN THE REGISTRATION STATEMENT.

     REFER TO DISCLOSURE GUIDANCE IN PARAGRAPHS 180-182 OF THE AICPA PRACTICE
     AID.

The prospectus has been revised to include the requested disclosure. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies - Stock-Based Compensation." For additional information regarding CommVault's

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Securities and Exchange Commission
May 3, 2006
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valuation process and methodology, please see the response to Comment 62 and the supplemental materials referenced therein.

RESULTS OF OPERATIONS, PAGE 39

28. PLEASE QUANTIFY THE IMPACT OF EACH IDENTIFIED SOURCE FOR MATERIAL CHANGES FROM PERIOD TO PERIOD IN LINE ITEMS OF YOUR FINANCIAL STATEMENTS. FOR EXAMPLE, YOU ATTRIBUTE THE INCREASE IN YOUR COST OF SERVICES REVENUE AND SALES AND MARKETING EXPENSE FOR THE PERIODS YOU HAVE COMPARED TO VARIOUS SOURCES WITHOUT QUANTIFYING THE IMPACT OF EACH SOURCE. AS DISCLOSED, YOUR SALES AND MARKETING EXPENSE FOR THE NINE MONTHS ENDED DECEMBER 31, 2005 INCREASED $5.7 MILLION AS A RESULT OF "HIGHER HEADCOUNT AND INCREASED COMMISSION EXPENSE." TO THE EXTENT MATERIAL, DISCUSS HOW MUCH EACH SOURCE CONTRIBUTED TO THE $5.7 MILLION INCREASE. PLEASE ALSO DETAIL IN QUANTITATIVE TERMS ANY MATERIAL CHANGES IN THE PRICES FOR SOFTWARE AND SERVICES OVER THE THREE-YEAR PERIOD AND THE EXTENT TO WHICH PRICE CHANGES AS OPPOSED TO VOLUME CHANGES AFFECTED REVENUE FLUCTUATIONS. PLEASE REVIEW YOUR DISCLOSURE IN LIGHT OF THIS COMMENT AND REVISE AS APPROPRIATE.

The prospectus has been revised to include the requested disclosure. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations." CommVault has not experienced significant price changes during the periods presented. Therefore, CommVault has elected to exclude this data point from the disclosure as it had no material impact on the growth in revenues.

NINE MONTHS ENDED DECEMBER 31, 2005 . . ., PAGE 29

29. WE NOTE YOUR STATEMENT UNDER YOUR SOFTWARE REVENUE DISCUSSION THAT THE INCREASE IN SUCH REVENUE WAS "PRIMARILY THE RESULT OF [Y]OUR ADDITION OF NEW CUSTOMERS, BROADER ACCEPTANCE OF [Y]OUR SOFTWARE APPLICATIONS AND INCREASED SALES THROUGH [Y]OUR DIRECT CHANNELS AND BY [Y]OUR RESELLERS AND ORIGINAL EQUIPMENT MANUFACTURERS." YOU HAVE PROVIDED THE SAME EXPLANATION WITH RESPECT TO THE OTHER PERIODS YOU ARE COMPARING. PLEASE PROVIDE A MATERIALLY COMPLETE AND SPECIFIC DISCUSSION EXPLAINING THE CHANGE FOR EACH PERIOD. FOR EXAMPLE, PLEASE DETAIL WHETHER THE GROWTH IN REVENUES RESULTED FROM DIRECT OR INDIRECT SALES AND THE CAUSE FOR SUCH GROWTH. WE NOTE SIMILAR NONSPECIFIC DISCLOSURE WITH RESPECT TO OTHER LINE ITEM DISCUSSIONS. PLEASE REVIEW YOUR DISCLOSURE IN LIGHT OF THIS COMMENT AND REVISE AS APPROPRIATE. PLEASE ALSO NOTE OUR COMMENT ABOVE REGARDING NECESSARY DISCLOSURE FOR ANY KNOWN MATERIAL TRENDS.

The prospectus has been revised to include the requested disclosure. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations."

Securities and Exchange Commission
May 3, 2006
Page 11


LIQUIDITY AND CAPITAL RESOURCES, PAGE 43

30. IN QUANTITATIVE TERMS, PLEASE BRIEFLY DISCUSS THE MATERIAL COVENANTS YOU WILL BE SUBJECT TO UNDER YOUR TERM LOAN. PLEASE ALSO PROVIDE RISK FACTOR DISCUSSION REGARDING THE FACT THAT ALL OF YOUR ASSETS SERVE AS SECURITY FOR YOUR TERM LOAN.

The prospectus has been revised to include the requested disclosure. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources." The prospectus also has been revised to include the requested risk factor disclosure. See "Risk Factors - Substantially all of our assets will be pledged as collateral to secure our term loan."

BUSINESS

PRODUCTS, PAGE 53

31. PLEASE RECONCILE YOUR STATEMENT THAT EACH APPLICATION CAN BE USED INDIVIDUALLY WITH YOUR DISCLOSURE ON PAGE 54 THAT THE DATA CLASSIFICATION CAN ONLY BE USED IN COMBINATION WITH YOUR OTHER PRODUCTS. WE ALSO NOTE THAT QNET COLLECTS INFORMATION FROM YOUR DATA MANAGEMENT APPLICATIONS SUGGESTING THAT YOUR OTHER APPLICATIONS ARE NECESSARY FOR THE FUNCTIONALITY OF QNET.

The prospectus has been revised as requested.

32. PLEASE PROVIDE US SUPPORTING DOCUMENTATION FOR EACH AWARD YOU HAVE DISCLOSED. ENSURE THAT YOUR DISCLOSURE CONVEYS THE BASIS ON WHICH THE AWARD WAS PROVIDED AND THE SIGNIFICANCE TO YOU AND TO INVESTORS OF THE AWARD.

The requested documentation is located behind Tab C in the binder of supplemental materials accompanying this filing. The prospectus has been revised as requested.

CUSTOMERS, PAGE 56

33. WE NOTE YOUR DISCLOSURE REGARDING THE PORTION OF YOUR REVENUES FOR THE NINE MONTHS ENDED DECEMBER 31, 2005 ATTRIBUTABLE TO DELL AND THE U.S. GOVERNMENT. PLEASE PROVIDE SIMILAR DISCLOSURE WITH RESPECT TO THE YEAR ENDED MARCH 31, 2005.

The prospectus has been revised to include the requested disclosure. See "Business - Customers."

Securities and Exchange Commission
May 3, 2006
Page 12


INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS, PAGE 59

34. WE NOTE YOUR DISCUSSION OF CERTAIN THIRD-PARTY SOFTWARE OR TECHNOLOGY USED IN OR RESOLD WITH YOUR APPLICATIONS. PLEASE ELABORATE ON WHETHER ANY THIRD-PARTY SOFTWARE OR TECHNOLOGY IS MATERIAL TO YOUR SOFTWARE APPLICATIONS. IF SO, ANY AGREEMENTS THAT ENCOMPASS SUCH THIRD-PARTY SOFTWARE OR TECHNOLOGY MAY NEED TO BE FILED AS EXHIBITS TO THE REGISTRATION STATEMENT. PLEASE REFER TO ITEM 601 (B)(10)(II)(B) OF REGULATION S-K FOR ADDITIONAL GUIDANCE.

CommVault does not believe any third-party software, hardware or technology is material to its software applications. Each of CommVault's software applications could be reprogrammed to run on and with any industry standard software and hardware.

FACILITIES, PAGE 60

35.  PLEASE FILE YOUR LEASE FOR YOUR OCEANPORT, NEW JERSEY FACILITY PURSUANT TO
     ITEM 601(B)(10)(II)(D) OF REGULATION S-K.

The property leased in Oceanport, New Jersey is nondescript office property. Neither the location or lease is material to CommVault's business and, accordingly, CommVault does not consider the lease to be a material contract under Item 601(b)(10)(ii)(D) of Regulation S-K.

MANAGEMENT, PAGE 61

36.  PLEASE PROVIDE DISCLOSURE PURSUANT TO ITEM 402(J) OF REGULATION S-K.

CommVault has identified the members of the compensation committee in footnote three to the Directors and Executive Officers table. See "Management - Directors and Executive Officers." CommVault does not have any additional disclosure to make pursuant to Item 402(j) of Regulation S-K. In accordance with Interpretation J.25 of the Staff's July 1997 Manual of Publicly Available Telephone Interpretations, CommVault has therefore omitted the Item 402(j) caption.

STOCK OPTION GRANTS IN LAST FISCAL YEAR, PAGE 67

37. WE NOTE THAT YOU HAVE NO EXISTING TRADING MARKET FOR YOUR SHARES. WITH RESPECT TO CALCULATING YOUR POTENTIAL REALIZABLE VALUES, PLEASE SEE INSTRUCTION 7 TO ITEM 402(C) OF REGULATION S-K. PLEASE ALSO SEE RELEASE NO. 33-7009 AND INTERPRETATIONS J.16 AND 17 OF OUR JULY 1997 MANUAL OF PUBLICLY AVAILABLE TELEPHONE INTERPRETATIONS. PLEASE EITHER USE THE MIDPOINT OF YOUR OFFERING PRICE RANGE UNTIL YOUR INITIAL PUBLIC OFFERING PRICE IS DETERMINED OR DISCUSS IN A FOOTNOTE THE VALUATION METHOD AND ASSUMPTIONS USED IN DETERMINING THE FAIR MARKET VALUE OF THE OPTIONS.

The prospectus will be revised to include the requested information prior to circulation of a preliminary prospectus. For additional information regarding CommVault's valuation process

Securities and Exchange Commission
May 3, 2006
Page 13


and methodology, please see the response to Comment 62 and the supplemental materials referenced therein.

THE CONCURRENT PRIVATE PLACEMENT, PAGE 71

38. PLEASE ELABORATE ON THE PREEMPTIVE RIGHTS THAT HAVE ARISEN AS A RESULT OF THE OFFERING SUCH AS THE TERMS OF SUCH RIGHTS AND WHETHER SUCH RIGHTS ARE PROVIDED FOR BY CONTRACTUAL ARRANGEMENT OR ARE SET FORTH IN YOUR CHARTER AND FILE SUCH AGREEMENT AS AN EXHIBIT TO YOUR REGISTRATION STATEMENT. PLEASE ALSO DETAIL TO WHOM SUCH RIGHTS ACCRUED TO, WHETHER ANYONE DECLINED TO EXERCISE THEIR RIGHTS AND WHETHER THOSE THAT HAVE EXERCISED THEIR RIGHT DID SO FOR THEIR PROPORTIONATE SHARE OR MORE. FURTHER, EXPLAIN THE BASIS FOR THE TERMINATION OF THE PREEMPTIVE RIGHTS UPON THE CLOSING OF THE OFFERING.

The prospectus has been revised to include the requested disclosure.

39. PLEASE DISCLOSE THE BASIS FOR YOUR RELIANCE ON SECTION 4(2) OF THE SECURITIES ACT FOR THE CONCURRENT PRIVATE PLACEMENT.

Please see the response to Comment 12 regarding the basis of CommVault's reliance on Section 4(2). CommVault does not believe this information is material to investors and, accordingly, does not believe adding the extraneous disclosure to the Registration Statement is necessary or advisable.

PRINCIPAL AND SELLING STOCKHOLDERS, PAGE 72

40. PLEASE ADVISE US WHO THE SELLING STOCKHOLDERS IN THE OFFERING WILL BE UNLESS OTHERWISE DISCLOSED IN YOUR AMENDMENT.

The prospectus will be revised to include the requested information prior to circulation of a preliminary prospectus.

41. PLEASE DISCLOSE THE INDIVIDUAL OR INDIVIDUALS WHO EXERCISE THE VOTING AND/OR DISPOSITIVE POWERS WITH RESPECT TO THE SECURITIES TO BE OFFERED FOR RESALE BY YOUR SELLING STOCKHOLDERS THAT ARE ENTITIES. PLEASE SEE INTERPRETATION I.60 OF OUR JULY 1997 MANUAL OF PUBLICLY AVAILABLE TELEPHONE INTERPRETATIONS AND INTERPRETATION 4S OF THE REGULATION S-K PORTION OF THE MARCH 1999 SUPPLEMENT TO OUR JULY 1997 MANUAL OF PUBLICLY AVAILABLE TELEPHONE INTERPRETATIONS.

The prospectus will be revised to include the requested information prior to circulation of a preliminary prospectus.

42. PLEASE CONFIRM WHETHER ANY SELLING STOCKHOLDER IS A REGISTERED BROKER-DEALER. PLEASE ALSO DISCLOSE WHETHER ANY SELLING STOCKHOLDER IS AN AFFILIATE OF A REGISTERED BROKER-DEALER. IF A SELLING STOCKHOLDER IS AN AFFILIATE OF A REGISTERED BROKER-DEALER, PLEASE

Securities and Exchange Commission
May 3, 2006
Page 14


     EXPAND THE PROSPECTUS TO INDICATE WHETHER SUCH SELLING STOCKHOLDER ACQUIRED THE SECURITIES TO BE RESOLD IN THE ORDINARY COURSE OF BUSINESS. ALSO INDICATE WHETHER AT THE TIME OF THE ACQUISITION SUCH SELLING STOCKHOLDER HAD ANY AGREEMENTS, UNDERSTANDINGS OR ARRANGEMENTS WITH ANY OTHER PERSONS, EITHER DIRECTLY OR INDIRECTLY, TO DISPOSE OF THE SECURITIES.

The prospectus will be revised to include the requested information prior to circulation of a preliminary prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, PAGE 75

43. THE SECOND AND THIRD BULLETED DISCLOSURE REGARDING THE SERIES BB AND CC PREFERRED STOCK INVESTMENTS OF RBC CAPITAL AND C.E. UNTERBERG, TOWBIN DO NOT APPEAR APPLICABLE UNDER YOUR DISCUSSION OF THE RELATED PARTY INTERESTS IN THE SERIES A, B, C, D AND E PREFERRED STOCK. PLEASE CLARIFY YOUR DISCLOSURE TO CLEARLY AND SEPARATELY DISCUSS EACH RELATIONSHIP OR TRANSACTION REQUIRED TO BE DISCLOSED PURSUANT TO ITEM 404 OF REGULATION S-K AND CONSIDER THE USE OF HEADINGS TO HIGHLIGHT EACH DISTINCT RELATIONSHIP OR TRANSACTION.

The prospectus has been revised by removing the disclosure that appeared in the second and third bullets.

44. PLEASE FILE THE AGREEMENT(S) GOVERNING THE AMOUNTS OWED WITH RESPECT TO THE SERIES A, B, C, D AND E PREFERRED STOCK AND THE AGREEMENTS RELATING TO YOUR CONCURRENT PRIVATE PLACEMENT PURSUANT TO ITEM 601(B)(10) OF REGULATION S-K.

The provisions relating to the amounts owed with respect to the Series A, B, C, D and E preferred stock are contained in CommVault's current Certificate of Incorporation, which has been filed as an exhibit to the Registration Statement. The agreements relating to the concurrent private placement do not come within any of the subparagraphs of Item 601(b)(10) of Regulation S-K and are therefore not required to be filed as exhibits to the Registration Statement.

DESCRIPTION OF CAPITAL STOCK

VOTING TRUST AGREEMENT, PAGE 77

45. PLEASE BRIEFLY EXPLAIN THE REASON FOR ENTERING INTO THE VOTING TRUST AGREEMENT.

The prospectus has been revised to include the requested disclosure.

46. PLEASE ELABORATE ON WHAT CONSTITUTES AN ELIGIBLE TRANSFER UNDER THE VOTING TRUST AGREEMENT.

The prospectus has been revised to include the requested disclosure.

Securities and Exchange Commission
May 3, 2006
Page 15


47. PLEASE DISCLOSE THE AFFILIATE POSSESSING THE RIGHT TO ELECT FOR THE TERMINATION OF THE VOTING TRUST AGREEMENT AND THE BASIS FOR PROVIDING THIS AFFILIATE WITH SUCH RIGHT. PLEASE ALSO DISCLOSE THE REQUIREMENTS NECESSARY TO BE SATISFIED PRIOR TO TERMINATION BY ELECTION AND CLARIFY WHETHER SUCH REQUIREMENTS ALSO APPLY TO THE AFFILIATE ELECTION.

The prospectus has been revised to include the requested disclosure.

REGISTRATION RIGHTS, PAGE 78

48. PLEASE CLARIFY WHETHER THE REGISTRATION RIGHTS AGREEMENTS YOU DISCUSS HERE HAVE BEEN MADE IN THE AMENDED AND RESTATED STOCKHOLDERS AGREEMENT YOU INTEND TO FILE AS AN EXHIBIT.

The agreements regarding registration rights are contained in the Registration Rights Agreements filed as exhibits to the Registration Statement.

SHARES ELIGIBLE FOR FUTURE SALE, PAGE 82

49. HERE OR ELSEWHERE, AS APPROPRIATE, PLEASE DISCLOSE THE CIRCUMSTANCES UNDER WHICH CREDIT SUISSE AND GOLDMAN SACHS WILL EITHER SHORTEN OR WAIVE THE LOCK-UP ARRANGEMENTS WITH RESPECT TO (1) YOU AND (2) YOUR OFFICERS, DIRECTORS AND CURRENT STOCKHOLDERS.

The prospectus has been revised to include the requested disclosure.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE F-9

50. WE NOTE YOUR DISCLOSURE WHERE YOU STATE "TO DETERMINE THE PRICE FOR THE CUSTOMER SUPPORT ELEMENT WHEN SOLD SEPARATELY, THE COMPANY USES HISTORICAL
     RENEWAL RATES...." EXPLAIN WHAT YOU MEAN BY HISTORICAL RENEWAL RATES AND
     EXPLAIN HOW YOU USE SUCH RATES TO ESTABLISH VSOE. ALSO, ADDRESS THE ISSUE THAT IF THE HISTORICAL RENEWAL RATES VARY FROM CUSTOMER TO CUSTOMER, HOW YOU CAN REASONABLY ESTIMATE FAIR VALUE. SEE PARAGRAPH 10 OF SOP 97-2.

The prospectus has been revised to include the requested disclosure. See "Consolidated Financial Statements - Note 2. Summary of Significant Account Policies - Revenue Recognition."

51. WE FURTHER NOTE THAT VSOE FOR CONSULTING, ASSESSMENT AND DESIGN SERVICES AND INSTALLATION SERVICES ARE BASED UPON A "DAILY OR WEEKLY RATE." EXPLAIN WHAT YOU MEAN BY THIS DISCLOSURE. CONSIDERING YOU ARE USING A "DAILY OR WEEKLY RATE" FOR VSOE ON SERVICES, EXPLAIN HOW OFTEN YOUR SERVICE RATES CHANGE. HOW MUCH TIME

Securities and Exchange Commission
May 3, 2006
Page 16


     LAPSES FROM THE POINT YOU ESTABLISH VSOE FOR SERVICES TO THE POINT THE SERVICES ARE ACTUALLY PERFORMED? ARE THE RATES SUBJECT TO CHANGE DURING THIS PERIOD? TELL US HOW YOU CONSIDERED THE GUIDANCE IN PARAGRAPH 10 OF SOP 97-2 IN CONCLUDING THAT YOU CAN REASONABLY ESTABLISH VSOE FOR SUCH SERVICES.

The prospectus has been revised to include the requested disclosure. See "Consolidated Financial Statements - Note 2. Summary of Significant Account Policies - Revenue Recognition." CommVault considered paragraph 10 of SOP 97-2 in concluding that it can reasonably establish VSOE for consulting, assessment and design services and installation services. The fair value for such other professional services is determined based on the price charged when the same services are sold separately. Based on its analysis of such other professional services transactions sold on a stand-alone basis, CommVault has concluded that it has established VSOE for such other professional services when sold in connection with a multiple-element software arrangement.

52. TELL US AND DISCLOSE IF YOU OFFER YOUR RESELLERS, OEMS OR ANY OF YOUR CUSTOMERS RETURN RIGHTS OR OTHER RIGHTS AND WARRANTIES. IF SO, TELL US HOW YOUR REVENUE RECOGNITION POLICY COMPLIES WITH PARAGRAPH 6 OF SFAS 48.

CommVault sells its software products to customers with a standard 90-day limited warranty for product defects. See "Consolidated Financial Statements -
Note 6. Commitments and Contingencies." Under the terms of the limited warranty, CommVault may, at its option, repair or replace the defective software product or return the amount paid by the customer. Customer claims related to the CommVault's limited warranty for product defects historically have been de minimus.

CommVault generally does not permit returns of software product and, to date, returns have been de minimus. As a result, CommVault does not consider necessary any additional disclosure on return rights or other rights and warranties.

53. TELL US ABOUT THE PAYMENT TERMS YOU OFFER TO YOUR CUSTOMERS AND WHAT YOU BELIEVE YOUR NORMAL PAYMENT TERMS ARE. TELL US HOW YOU RECOGNIZE REVENUE ON CONTRACTS THAT INVOLVE EXTENDED PAYMENT TERMS. NOTE THAT EXTENDED PAYMENT TERMS MAY INCLUDE PERIODS LESS THAN ONE YEAR, PARTICULARLY IF THE USE OF THE EXTENDED PAYMENT TERMS IS NOT YOUR CUSTOMARY PRACTICE. REFER TO PARAGRAPHS 27 THROUGH 31 OF SOP 97-2.

CommVault's normal payment terms are net 30 days. In limited situations, CommVault will provide payment terms of up to net 90 days. CommVault does not offer extended payment terms and its payment terms do not extend over a substantial portion of the period during which the customer is expected to use or market the related products. As a result, CommVault has concluded, in accordance with paragraphs 27 through 31 of SOP 97-2, that the fees customers pay for software and services is fixed or determinable at the inception of an arrangement.

Securities and Exchange Commission
May 3, 2006
Page 17


NET INCOME (LOSS) ATTRIBUTED TO COMMON STOCKHOLDER PER SHARE, PAGE F-11

54. WE NOTE THAT YOU HAVE REDEEMABLE CONVERTIBLE PREFERRED STOCK. TELL US HOW YOU CONSIDERED EITF 03-06 IN DETERMINING WHETHER YOUR PREFERRED STOCK (SERIES A THROUGH E AND SERIES AA, BB AND CC) SHOULD BE CONSIDERED A PARTICIPATING SECURITY FOR THE PURPOSE OF COMPUTING EARNINGS PER SHARE.

CommVault has determined that shares of the Series A, B, C, D and E preferred stock and shares of the Series AA, BB and CC preferred stock are participating securities due to their participation rights related to cash dividends declared to the common stockholders. The prospectus has been revised to calculate earnings per share in accordance with the provisions of EITF 03-06.

55. WE NOTE THAT STOCK OPTIONS AND WARRANTS EXERCISABLE FOR 2,030,000 AND 4,615,000 SHARES OF COMMON STOCK, RESPECTIVELY, WERE EXCLUDED FROM YOUR COMPUTATION OF DILUTED NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS PER SHARE AT DECEMBER 31, 2005 AS THEIR EXERCISE PRICES EXCEEDED THE AVERAGE MARKET PRICE OF YOUR COMMON STOCK. TELL US THE "MARKET PRICE" OF YOUR COMMON STOCK AT DECEMBER 31, 2005 AND TELL US HOW YOU DETERMINED SUCH VALUE FOR PURPOSES OF YOUR COMPUTATION OF DILUTED EARNINGS PER SHARE.

CommVault did not calculate the fair market value of its Common Stock as of December 31, 2005. The two closest dates a valuation was performed was on November 3, 2005 and January 26, 2006, and the fair market value of its common stock was $3.35 per share and $5.60 per share, respectively, on such dates. For a discussion of the methodology used to determine the fair market value of the common stock, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies." For additional information regarding CommVault's valuation process and methodology, please see the response to Comment 62 and the supplemental materials referenced therein.

NOTE 7. CUMULATIVE REDEEMABLE CONVERTIBLE PREFERRED STOCK: SERIES A THROUGH E, PAGE F-18

56. TELL US HOW YOU CONSIDERED WHETHER THE CONVERSION RIGHT IN THE SERIES A THROUGH E PREFERRED STOCK REPRESENTS AN EMBEDDED DERIVATIVE. IN THIS REGARD, TELL US HOW YOU CONSIDERED THE CRITERIA IN PARAGRAPHS 12(A) - 12(C) OF SFAS 133 AND SPECIFICALLY TELL US HOW YOU APPLIED THE GUIDANCE IN PARAGRAPH 61(L) IN YOUR ANALYSIS. IF THE INSTRUMENT MEETS THE DEFINITION OF AN EMBEDDED DERIVATIVE, THAT DERIVATIVE MUST BE ANALYZED TO DETERMINE WHETHER IT IS AN EQUITY INSTRUMENT OR A LIABILITY. THEREFORE, INCLUDE IN YOUR RESPONSE YOUR ANALYSIS OF EITF 00-19 PARAGRAPHS 12 TO 32, AS NECESSARY. WE REFER YOU TO SECTION II.B OF OUR WEBSITE AT HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/ACCTDIS120105.PDF FOR GUIDANCE.

The conversion right (which may be described more accurately as an embedded warrant because a holder would essentially receive its invested amount, plus dividends, plus common shares on

Securities and Exchange Commission
May 3, 2006
Page 18


"conversion") in the Series A, B, C, D and E preferred stock represents a feature to be evaluated as an embedded derivative. In considering the criteria in paragraphs 12(a) - 12(c) of SFAS 133, CommVault determined that such an embedded derivative should not be bifurcated from the preferred stock (the "host instrument") because the economic characteristics and risks of the embedded derivative (an equity derivative) are clearly and closely related to the economic characteristics and risks of the host instrument (an equity-like host). In order to determine if the economic characteristics and risks of the embedded derivative are closely related to the host instrument, CommVault considered the guidance in paragraph 61(l) of SFAS 133. Per paragraph 61(l) of SFAS 133, a typical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to debt, whereas cumulative participating perpetual preferred stock is more akin to an equity instrument. CommVault believes these examples in SFAS 133 provide two ends of a continuum. CommVault's Series A, B, C, D and E preferred stock is neither a typical cumulative fixed-rate preferred stock nor a cumulative participating perpetual preferred stock. CommVault's Series A, B, C, D and E convertible preferred stock is contingently redeemable, not mandatorily redeemable. CommVault believes the Series A, B, C, D and E convertible preferred stock is more akin to equity due to the following features:

     - The Series A, B, C, D and E convertible preferred stock does not have a mandatory redemption feature. Prior to a qualified initial public offering, any election by the holders of such preferred stock to convert shares into common stock and receive a cash payment of $14.85 per share plus the aggregate amount of unpaid dividends requires the approval of a majority of the Series AA and CC preferred stock, each voting as a separate class. A majority of the holders of the Series AA and CC preferred stock are not the same majority of the holders of the Series A, B, C, D and E preferred stock.

     - Holders of shares of Series A, B, C, D and E preferred stock are entitled to participate in dividends with common stockholders if a cash dividend in excess of $1.788 per share of common stock is declared.

In the absence of additional guidance by the FASB, CommVault believes the key determinant in evaluating the nature of the host instrument is the absence of a mandatory redemption feature. As there can be many different dividend arrangements for equity instruments and many different interest arrangements for debt instruments, it would appear that a "maturity" feature is the one feature most consistently associated with debt. CommVault also notes that mandatory redemption was also a deciding factor in the classification of certain instruments as liabilities under SFAS 150.

As the host instrument is considered equity-like, and the conversion feature results in holding equity shares, the conversion of equity into equity is clearly and closely related and, accordingly, bifurcation is not required as discussed initially above. However, for the Staff's benefit, CommVault has supplementally analyzed paragraphs 12 to 32 of EITF 00-19 and concluded that, if analyzed as if freestanding, the embedded derivative would be classified as equity and thus eligible for the exception in paragraph 11a of SFAS 133.

Securities and Exchange Commission
May 3, 2006
Page 19


In summary, based on the facts set forth above and CommVault's analysis of
Section II.B of the SEC's Current Accounting and Disclosure Issues in the Division of Corporation Finance, CommVault concluded that the host instrument is more akin to equity and the embedded derivative should not be bifurcated from the host instrument. CommVault has classified the instrument in the mezzanine section of the balance sheet in deference to ASR 268 and EITF Topic D-98.

57. IF YOU DETERMINE, BASED ON YOUR ANALYSIS, THAT THE EMBEDDED CONVERSION FEATURE SHOULD NOT BE BIFURCATED, THEN TELL US HOW YOU CONSIDERED EITF 98-5 AND EITF 00-27 IN DETERMINING WHETHER SUCH INSTRUMENTS INCLUDED A BENEFICIAL CONVERSION FEATURE.

At the time of issuance, CommVault analyzed the terms of the Series A, B, C, D and E preferred stock to determine if they included a beneficial conversion feature in accordance with EITF 98-5. As noted in CommVault's disclosure, the Series A, B, C, D and E preferred stock converts to common shares on a 4 to 1 basis, subject to adjustment, upon a liquidation event or qualified initial public offering of CommVault's stock. However, since the shares of Series A, B, C, D and E preferred stock were issued when the underlying common stock was worthless, CommVault determined that any value ascribed to the beneficial conversion feature was de minimus. CommVault based this conclusion on the following circumstances that existed during the period of issuance (May 1996 through March 1999) of the Series A, B, C, D and E preferred stock:

     - Substantially all of the proceeds raised from the Series A preferred stock in May 1996 were used to finance CommVault's buy-out from Lucent.

     -    CommVault accumulated net losses of $43,569,902 during this period.

     - CommVault was required to continue to raise additional cash (i.e., the Series B, C, D and E preferred stock) to cover its operating expenses and fund the development of its products.

     - CommVault did not generate enough cash to repay the holders of such preferred stock upon conversion the required $14.85 per share plus accrued dividends and unpaid dividends of $1.788 per share per year.

     - Upon a liquidation event, the preferential rights of the Series A, B, C, D and E preferred stock would have prohibited the common stockholders from receiving any value for its common shares.

As a result, the value to the of the beneficial conversion feature as well as the value of the underlying common stock during the period of issuance of the Series A, B, C, D and E was de minimus.

Securities and Exchange Commission
May 3, 2006
Page 20


NOTE 8. STOCKHOLDERS' DEFICIT, PAGE F-18

58. TELL US HOW YOU CONSIDERED WHETHER THE CONVERSION FEATURES IN THE SERIES AA, BB AND CC PREFERRED STOCK REPRESENT AN EMBEDDED DERIVATIVE. IN THIS REGARD, TELL US HOW YOU CONSIDERED THE CRITERIA IN PARAGRAPHS 12(A) - 12(C) OF SFAS 133 AND SPECIFICALLY TELL US HOW YOU APPLIED THE GUIDANCE IN PARAGRAPH 61(L) IN YOUR ANALYSIS. ALSO, TELL US HOW YOU CONSIDERED THE SCOPE EXCEPTION OF PARAGRAPH 11(A) OF SFAS 133 IN YOUR ANALYSIS. SPECIFICALLY, WE NOTE THAT THESE ISSUANCES ARE SUBJECT TO ANTI-DILUTION ADJUSTMENTS. TELL US HOW YOU CONSIDERED THESE PROVISIONS IN DETERMINING WHETHER THE EMBEDDED DERIVATIVE QUALIFIED AS A CONVENTIONAL CONVERTIBLE INSTRUMENT AND MET THE SCOPE EXCEPTION OF PARAGRAPH 4 OF EITF 00-19. ALSO, INCLUDE IN YOUR RESPONSE YOUR ANALYSIS OF EITF 00-19 PARAGRAPHS 12 TO 32, AS NECESSARY. IF THE SCOPE EXCEPTION OF PARAGRAPH 11(A) IS NOT MET, TELL US WHETHER YOU HAVE CONSIDERED THE CONVERSION FEATURE TO BE AN EMBEDDED DERIVATIVE THAT IS SUBJECT TO CLASSIFICATION AND MEASUREMENT AT FAIR VALUE.

The conversion rights in the Series AA, BB and CC preferred stock represent a feature to be evaluated as an embedded derivative. In considering the criteria in paragraphs 12(a) - 12(c) of FAS 133, CommVault determined that such an embedded derivative should not be bifurcated from the preferred stock (the "host instrument") because the economic characteristics and risks of the embedded derivative are clearly and closely related to the economic characteristics and risks of the host instrument.

CommVault considered the guidance in paragraph 61(l) of SFAS 133 and determined that such guidance is not applicable to CommVault's Series AA, BB or CC preferred stock. Such instruments contain no unique provisions or mandatory redemption features and, therefore, are standard convertible preferred stock and as such are equity-like hosts. As the host instrument is considered equity-like, and the conversion feature results in holding equity shares, the conversion of equity into equity is clearly and closely related, therefore bifurcation is not required as discussed initially above, and no further analysis of the embedded feature is necessary (for example, under the paragraph 11a exception of SFAS 133 or the guidance in EITF 00-19).

59. IF YOU DETERMINE, BASED ON YOUR ANALYSIS, THAT THE EMBEDDED CONVERSION FEATURE SHOULD NOT BE BIFURCATED, THEN TELL US HOW YOU CONSIDERED EITF 98-5 AND EITF 00-27 IN DETERMINING WHETHER SUCH INSTRUMENTS INCLUDED A BENEFICIAL CONVERSION FEATURE.

At the time of issuance, CommVault analyzed the terms of the Series AA, BB and CC preferred stock to determine if they included a beneficial conversion feature in accordance with EITF 98-5. The following table presents the issuance price of the Series AA, BB and CC preferred stock and the fair market value of the underlying common stock as of each commitment date.

Securities and Exchange Commission
May 3, 2006
Page 21


   Series of                          Price of Preferred     Fair Market Value of
Preferred Stock   Month of Issuance     Stock Per Share    Underlying Common Stock
---------------   -----------------   ------------------   -----------------------
       AA             April 2000            $ 5.73                  $2.50

       BB           November 2000           $12.10                  $4.00

       CC           February 2002           $ 3.13                  $3.00

       CC           September 2003          $ 3.13                  $2.25

On the commitment date of such issuances, the conversion ratio of the Series AA, BB and CC preferred stock into common stock was fixed on a 1 to 1 basis. As such, in accordance with EITF 98-5, CommVault determined that the embedded conversion features of the Series AA, BB and CC preferred stock do not meet the definition of a beneficial conversion feature because such features were not "in-the-money" as of the commitment date of each of the issuances. As the conversion ratios of the Series AA and CC preferred stock are adjusted only for anti-dilution triggers, CommVault does not believe there are contingent beneficial conversion options to be evaluated (paragraph 1 of EITF 98-5 notes that APB 14 addresses conversion options that adjust for anti-dilution).

60. TELL US HOW YOU ARE ACCOUNTING FOR THE WARRANTS ISSUED IN CONNECTION WITH THE SERIES BB PREFERRED STOCK PRIVATE PLACEMENT. SPECIFICALLY, TELL US HOW YOU CONSIDERED THE CRITERIA IN PARAGRAPH 6 OF SFAS 133 AND THE SCOPE EXCEPTION OF PARAGRAPH 11(A) OF SFAS 133 IN YOUR ANALYSIS. PROVIDE US WITH YOUR ANALYSIS USING THE CONDITIONS OUTLINED IN PARAGRAPHS 12 TO 32 OF EITF 00-19 TO DETERMINE WHETHER THE WARRANTS SHOULD BE CLASSIFIED IN EQUITY OR AS A LIABILITY. SPECIFICALLY, WE NOTE FROM YOUR DISCLOSURE ON PAGE 78 THAT CERTAIN WARRANTS ARE SUBJECT TO REGISTRATION RIGHTS. ARE THESE REGISTRATION RIGHTS SUBJECT TO LIQUIDATED DAMAGES PROVISIONS? TELL US HOW YOU CONSIDERED THESE RIGHTS IN YOUR ANALYSIS. IF THE SCOPE EXCEPTION OF PARAGRAPH 11(A) HAS NOT BEEN MET, TELL US WHY YOU HAVE NOT CLASSIFIED THE WARRANTS AS A LIABILITY, INITIALLY MEASURED AT FAIR VALUE, WITH CHANGES IN FAIR VALUE REPORTED IN EARNINGS AND DISCLOSED IN THE FINANCIAL STATEMENTS. ALSO, TELL US THE METHOD AND ASSUMPTIONS USED TO DETERMINE THE FAIR VALUE OF THE WARRANTS ISSUED.

CommVault considered the criteria in paragraph 6 of SFAS 133 and determined that the warrants issued in connection with the Series BB preferred stock private placement do not meet the definition of a derivative instrument. Specifically, in accordance with paragraph 6(c) of SFAS 133, such warrants are not net settleable. The warrants can only be settled by the issuance of

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Securities and Exchange Commission
May 3, 2006
Page 22


CommVault's common stock in exchange for cash payment from the holder, and CommVault's common stock is not readily convertible to cash.

CommVault reviewed EITF 00-19 and believes that such warrants should be classified in stockholders' deficit. CommVault specifically analyzed paragraphs 12 to 32 of EITF 00-19 and concluded that the warrants should be classified as equity based on the following: 1) CommVault can issue unregistered shares upon exercise of the warrants; 2) CommVault has sufficient authorized and unissued shares available to settle the exercise of the warrants; 3) the terms of the warrants contain an explicit limit on the number of shares to be delivered upon exercise (exercise requires purchase of 4,465,000 shares at $13.57 per share);
4) cash payments to the holders of the warrants is not required in the event CommVault fails to make a timely filing with the SEC; 5) the warrants to do not contain "top-off" or "make-whole" provisions; 6) there are no net-cash settlement provisions upon exercise of the warrants; and 7) the rights of the warrant holder do not rank higher than those of the common stockholders in the event of CommVault's bankruptcy.

The warrants issued in connection with the Series BB preferred stock are not subject to registration because common stock will be issued upon exercise or the warrants are cancelled upon expiration. In addition, CommVault is not required to issue registered securities upon exercise of such warrants. The Series BB preferred stock associated with such warrants is subject to registration rights. Such registration rights are not subject to liquidated damages provisions.

The fair market value of such warrants was not reflected in the consolidated balance sheet in the period of issuance because the ascribed value was de minimus and would have had no net effect on total stockholders' deficit. CommVault valued such warrants using the Black-Scholes method as of the date of the original issuance using the following assumptions: expected volatility of 49%; expected life of 1.5 years; fair market value of the underlying common stock on date of issuance of $4.00 per share; exercise price on date of issuance of $13.57 per share; and expected dividend yield of zero percent and risk-free interest rate of 5.45%.

NOTE 9. STOCK OPTIONS, PAGE F-21

61. PLEASE PROVIDE US WITH THE FOLLOWING INFORMATION IN CHRONOLOGICAL ORDER FOR STOCK OPTION GRANTS AND OTHER EQUITY-RELATED TRANSACTIONS FOR THE ONE-YEAR PERIOD PRECEDING THE MOST RECENT BALANCE SHEET DATE AND THROUGH THE DATE OF YOUR RESPONSE:

     -    THE TYPE OF SECURITY;

     -    THE DATE OF GRANT/ISSUANCE;

     -    A DESCRIPTION/NAME OF OPTION OR EQUITY HOLDER;

     -    THE REASON FOR THE GRANT OR EQUITY-RELATED ISSUANCE;

     -    THE NUMBER OF OPTIONS OR EQUITY INSTRUMENTS GRANTED OR ISSUED;

     -    THE EXERCISE PRICE OR CONVERSION PRICE;

     -    THE FAIR VALUE OF UNDERLYING SHARES OF COMMON STOCK; AND

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Securities and Exchange Commission
May 3, 2006
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     -    THE TOTAL AMOUNT OF COMPENSATION DEFERRED AND EXPENSE RECOGNIZED AND
          RECONCILED TO YOUR FINANCIAL STATEMENT DISCLOSURES AND THE MAGNITUDE AND TIMING OF THE AMORTIZATION EXPENSE.

     CONTINUE TO PROVIDE US WITH UPDATES TO THE REQUESTED INFORMATION FOR ALL EQUITY-RELATED TRANSACTIONS SUBSEQUENT TO THIS REQUEST THROUGH THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

The requested documentation is located behind Tab D in the binder of supplemental materials accompanying this filing.

62. WE NOTE THAT THE FAIR VALUE OF YOUR COMMON STOCK WAS DETERMINED BY THE BOARD OF DIRECTORS ON A CONTEMPORANEOUS BASIS. WE FURTHER NOTE THAT YOU BASED YOUR VALUATION ON REVENUES OR EARNINGS MULTIPLES AND THEN APPLIED A DISCOUNT. FOR FAIR VALUE OF COMMON STOCK DETERMINED FOR EACH GRANT DATE, PLEASE ADDRESS FOLLOWING:

     - PROVIDE US A COPY OF YOUR VALUATION ANALYSIS INCLUDING THE SIGNIFICANT FACTORS, ASSUMPTIONS, METHODOLOGIES USED IN DETERMINING FAIR VALUE FOR EACH GRANT DATE;

     - TELL US HOW YOU DETERMINED THE DISCOUNT AND EXPLAIN TO US HOW THE DISCOUNT APPLIED DEMONSTRATES AN OBJECTIVE DEMONSTRATION OF FAIR VALUE; AND

     - RECONCILE AND EXPLAIN THE DIFFERENCES BETWEEN THE FAIR VALUES OF YOUR COMMON STOCK, INCLUDING THE DIFFERENCE BETWEEN THE MOST RECENT GRANT DATE FAIR VALUE AND THE MIDPOINT OF YOUR OFFERING RANGE. THIS RECONCILIATION SHOULD DESCRIBE SIGNIFICANT INTERVENING EVENTS WITHIN THE COMPANY AND CHANGES IN ASSUMPTIONS WITHIN THE VALUATION METHODOLOGIES EMPLOYED THAT EXPLAIN THE CHANGES IN FAIR VALUE OF YOUR COMMON STOCK UP TO THE FILING OF THE REGISTRATION STATEMENT.

CommVault's valuation analysis is located behind Tab E in the binder of supplemental materials accompanying this filing. The valuation analysis includes a discussion of the significant factors, assumptions and methodologies used in determining fair value for each option grant date during the one-year period preceding the most recent balance sheet and through the date of CommVault's response. The analysis also includes a discussion of how CommVault determined a marketability discount and how the application of such a discount is an objective demonstration of fair value. Using the benefit of hindsight, CommVault reconciled and explained the differences between the recent grant date fair values of CommVault's common stock and the midpoint of the anticipated offering range.

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Securities and Exchange Commission
May 3, 2006
Page 24


PART II

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

63. PLEASE EXPLAIN TO US THE BASIS FOR YOUR RELIANCE ON RULE 701 UNDER THE SECURITIES ACT FOR CERTAIN STOCK OPTION GRANTS AND ANY ISSUANCES UPON EXERCISE OF SUCH GRANTS. WE NOTE YOUR DISCLOSURE ON PAGE F-21 WITH RESPECT TO THE NUMBER OF OPTIONS GRANTED AS WELL AS THE WEIGHTED AVERAGE EXERCISE PRICE. PLEASE DETAIL FOR US HOW THE REQUIREMENTS FOR RULE 701 WERE MET WITH RESPECT TO YOUR STOCK OPTION GRANTS.

At the time CommVault issued options pursuant to the 1996 Stock Option Plan, it was not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934. All of the securities issued in reliance on Rule 701 under the Securities Act were issued pursuant to CommVault's 1996 Stock Option Plan, which constitutes a "written compensatory benefit plan" as defined in Rule 701 and was established by CommVault for the participation of its officers, directors and employees. The aggregate number of securities sold in reliance on Rule 701 did not exceed 15% of the outstanding shares of common stock, measured at March 31, 2005, and CommVault delivered a copy of the 1996 Stock Option Plan to each recipient of securities in compliance with Rule 701(e). Accordingly, CommVault believes it has met each of the requirements of Rule 701 with respect to the referenced stock option grants and the issuance of share upon exercise of such options.

64. PLEASE DISCLOSE THE BASIS FOR YOUR RELIANCE ON SECTION 4(2) OF THE SECURITIES ACT FOR THE CERTAIN STOCK OPTION GRANTS AND ANY ISSUANCES UPON EXERCISE OF SUCH GRANTS TO OFFICERS, DIRECTORS AND EMPLOYEES WHO ARE ACCREDITED INVESTORS.

The prospectus has been revised to confirm that CommVault did not engage in any form of general solicitation or general advertising with respect to the securities issued pursuant to its 1996 Stock Option Plan. With this addition, CommVault believes it has disclosed adequately the basis for its assertion that the offering and sale of securities to accredited investors that are officers, directors and employees of CommVault was not a public offering and therefore exempt from registration by Section 4(2) of the Securities Act.

65. PLEASE IDENTIFY THE PERSON SIGNING IN THE CAPACITY OF THE CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER OR, OTHERWISE, HAVE YOUR CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER EXECUTE THE REGISTRATION STATEMENT. PLEASE SEE THE INSTRUCTIONS TO SIGNATURES ON FORM S-1 FOR ADDITIONAL GUIDANCE.

CommVault believes it complied with all signature page requirements in accordance with the Instructions to Signatures on Form S-1. Mr. Brian Carolan is CommVault's controller and executed the signature page in such capacity.

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Securities and Exchange Commission
May 3, 2006
Page 25


     CommVault will include in a subsequent filing additional disclosure under the caption "Experts" relating to the independence matters that are the subject of ongoing discussions between Ernst & Young LLP and the Staff.

     CommVault will include in its request for acceleration the requested acknowledgements.

     Should you have any questions regarding the foregoing or the amended Registration Statement, please contact Philip Niehoff at (312) 701-7843 or Wendy Gallegos at (312) 701-8057.

                                        Very truly yours,


                                        /S/ WENDY GALLEGOS
                                        ----------------------------------------

cc: Daniel Lee, Securities and Exchange Commission
    Warren Mondschein, CommVault Systems, Inc.